JUGOS DEL Valle®

02 MAR -4 AM 8:32

PROCESSED
MAR 05 2002
THOMSON
FINANCIAL

Exhibit A

JUGOS DEL VALLE, S.A. DE C.V.

February 28th, 2001.

Securities and Exchange Commission
Office of International
Corporate Finance
Stop 3-9
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

02015584

SUPPL

Re : Rule 12g3-2(b)
JUGOS DEL VALLE, S.A. DE C.V.
File No. 82-4258

Dear Sir or Madam :

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934, as amended (the "Exchange Act"), afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g3-2(b) with the understanding that such information and comments will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that (Jugos del Valle, S.A. de C .V.) is subject to the Exchange Act.

Very truly yours,

P/A

EDUARDO MARINO LOPEZ
FINANCIAL AND OPERATION V.P.


Ejército Nacional 904
piso 15, Col. Polanco
11560, México, D.F.
Tel.: 5557 ∘ 9189
Fax: 5557 ∘ 9777

JUGOS DEL VALLE S.A. DE C.V.

Av. Insurgentes 30
Barrio de Texcacoa
54600, Tepotzotlán
Estado de México
Tel.: 5899 ∘ 1000
Fax: 5876 ∘ 0557

STOCK EXCHANGE CODE: **VALLE** Quarter: **4** Year: **2001**

**JUGOS DEL VALLE, S.A DE C.V.**

**CONSOLIDATED FINANCIAL STATEMENT**

AT DECEMBER 31 OF 2001 AND 2000

(Thousands of Pesos)

**Final Printing**

| REFS | CONCEPTS | QUARTER OF PRESENT Amount | % | QUARTER OF Amount | % |
|---|---|---|---|---|---|
| 1 | **TOTAL ASSETS** | **3,115,748** | **100** | **4,313,064** | **100** |
| 2 | **CURRENT ASSETS** | **1,383,153** | **44** | **2,523,309** | **59** |
| 3 | CASH AND SHORT-TERM INVESTMENTS | 340,008 | 11 | 37,742 | 1 |
| 4 | ACCOUNTS AND DOCUMENTS RECEIVABLE (NET) | 480,554 | 15 | 415,365 | 10 |
| 5 | OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE | 180,273 | 6 | 1,710,993 | 40 |
| 6 | INVENTORIES | 360,597 | 12 | 349,596 | 8 |
| 7 | OTHER CURRENT ASSETS | 21,721 | 1 | 9,613 | 0 |
| 8 | **LONG-TERM** | **0** | **0** | **0** | **0** |
| 9 | ACCOUNTS AND DOCUMENTS RECEIVABLE (NET) | 0 | 0 | 0 | 0 |
| 10 | INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED | 0 | 0 | 0 | 0 |
| 11 | OTHER INVESTMENTS | 0 | 0 | 0 | 0 |
| 12 | **PROPERTY, PLANT AND EQUIPMENT** | **1,487,287** | **48** | **1,494,395** | **35** |
| 13 | PROPERTY | 103,441 | 3 | 108,148 | 3 |
| 14 | MACHINERY AND INDUSTRIAL | 1,464,351 | 47 | 1,456,327 | 34 |
| 15 | OTHER EQUIPMENT | 500,604 | 16 | 469,352 | 11 |
| 16 | ACCUMULATED DEPRECIATION | 648,430 | 21 | 605,273 | 14 |
| 17 | CONSTRUCTION IN PROGRESS | 67,321 | 2 | 65,841 | 2 |
| 18 | **DEFERRED ASSETS (NET)** | **237,833** | **8** | **287,724** | **7** |
| 19 | **OTHER ASSETS** | **7,475** | **0** | **7,636** | **0** |
| 20 | **TOTAL LIABILITIES** | **1,675,998** | **100** | **2,820,194** | |
| 21 | **CURRENT LIABILITIES** | **906,468** | **54** | **2,139,779** | **76** |
| 22 | SUPPLIERS | 439,470 | 26 | 554,885 | 20 |
| 23 | BANK LOANS | 348,154 | 21 | 526,695 | 19 |
| 24 | STOCK MARKET LOANS | 0 | 0 | 0 | 0 |
| 25 | TAXES TO BE PAID | 38,820 | 2 | 31,144 | 1 |
| 26 | OTHER CURRENT LIABILITIES | 80,024 | 5 | 1,027,055 | 36 |
| 27 | **LONG-TERM LIABILITIES** | **456,811** | **27** | **361,905** | **13** |
| 28 | BANK LOANS | 421,301 | 25 | 349,622 | 12 |
| 29 | STOCK MARKET LOANS | 0 | 0 | 0 | 0 |
| 30 | OTHER LOANS | 35,510 | 2 | 12,283 | 0 |
| 31 | **DEFERRED LOANS** | **312,719** | **19** | **318,510** | **11** |
| 32 | **OTHER LIABILITIES** | **0** | **0** | **0** | **0** |
| 33 | **CONSOLIDATED STOCK HOLDERS' EQUITY** | **1,439,750** | | **100 1,492,870** | |
| 100 | | | | | |
| 34 | **MINORITY INTEREST** | **6,104** | | **6,691** | |
| 35 | **MAJORITY INTEREST** | **1,433,646** | **100** | **1,486,179** | **100** |
| 36 | **CONTRIBUTED CAPITAL** | **602,008** | **42** | **601,834** | **40** |
| 37 | PAID-IN CAPITAL STOCK (NOMINAL) | 57,714 | 4 | 57,545 | 4 |
| 38 | RESTATEMENT OF PAID-IN CAPITAL STOCK | 292,968 | 20 | 292,963 | 20 |
| 39 | PREMIUM ON SALES OF SHARES | 251,326 | 17 | 251,326 | 17 |
| 40 | CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES | 0 | 0 | 0 | 0 |
| 41 | **CAPITAL INCREASE (DECREASE)** | **831,638** | **58** | **884,345** | **59** |
| 42 | RETAINED EARNINGS AND CAPITAL RESERVE | 1,076,066 | 75 | 680,519 | 46 |
| 43 | REPURCHASE FUND OF SHARES | 78,618 | 5 | 77,718 | 5 |
| 44 | EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY | (302,025) | (21) | (269,438) | (18) |
| 45 | NET INCOME FOR THE YEAR | (21,021) | (1) | 395,546 | 26 |

STOCK EXCHANGE CODE: VALLE QUARTER: 4 YEAR: 2001

JUGOS DEL VALLE, S.A DE C.V.

**CONSOLIDATED FINANCIAL STATEMENT**
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

**Final Printing**

| REF S | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR Amount | % | QUARTER OF FINANCIAL YEAR Amount | % |
|---|---|---|---|---|---|
| **3** | **CASH AND SHORT-TERM INVESTMENTS** | **340,008** | **100** | **37,742** | **100** |
| 46 | CASH | 281,535 | 83 | 17,793 | 47 |
| 47 | SHORT-TERM INVESTMENTS | 58,473 | 17 | 19,949 | 53 |
| **18** | **DEFERRED ASSETS (NET)** | **237,833** | **100** | **287,724** | |
| 48 | AMORTIZED OR REDEEMED EXPENSES | 144,929 | 61 | 191,739 | 67 |
| 49 | GOODWILL | 92,474 | 39 | 95,515 | 33 |
| 50 | DEFERRED TAXES | 430 | 0 | 470 | 0 |
| 51 | OTHERS | 0 | 0 | 0 | 0 |
| **21** | **CURRENT LIABILITIES** | **906,468** | **100** | **2,139,779** | |
| 52 | FOREING CURRENCY LIABILITIES | 431,118 | 48 | 455,061 | 21 |
| 53 | MEXICAN PESOS LIABILITIES | 475,350 | 52 | 1,684,718 | 79 |
| **24** | **STOCK MARKET LOANS** | **0** | **100** | **0** | **100** |
| 54 | COMMERCIAL PAPER | 0 | 0 | 0 | 0 |
| 55 | CURRENT MATURITIES OF MEDIUM TERM NOTES | 0 | 0 | 0 | 0 |
| 56 | CURRENT MATURITIES OF BONDS | 0 | 0 | 0 | 0 |
| **26** | **OTHER CURRENT LIABILITIES** | **80,024** | | 100 **1,027,055** | |
| 57 | OTHER CURRENT LIABILITIES WITH COST | 0 | 0 | 0 | 0 |
| 58 | OTHER CURRENT LIABILITIES WITHOUT COST | 80,024 | 100 | 1,027,055 | 100 |
| **27** | **LONG-TERM LIABILITIES** | **456,811** | **100** | **361,905** | |
| 59 | FOREING CURRENCY LIABILITIES | 434,955 | 95 | 319,246 | 88 |
| 60 | MEXICAN PESOS LIABILITIES | 21,856 | 5 | 42,659 | 12 |
| **29** | **STOCK MARKET LOANS** | **0** | **100** | **0** | **100** |
| 61 | BONDS | 0 | 0 | 0 | 0 |
| 62 | MEDIUM TERM NOTES | 0 | 0 | 0 | 0 |
| **30** | **OTHER LOANS** | **35,510** | **100** | **12,283** | |
| 63 | OTHER LOANS WITH COST | 0 | 0 | 0 | 0 |
| 64 | OTHER LOANS WITHOUT COST | 35,510 | 100 | 12,283 | 100 |
| **31** | **DEFERRED LOANS** | **312,719** | **100** | **318,510** | |
| 65 | NEGATIVE GOODWILL | 0 | 0 | 0 | 0 |
| 66 | DEFERRED TAXES | 306,809 | 98 | 312,304 | 98 |
| 67 | OTHERS | 5,910 | 2 | 6,206 | 2 |
| **32** | **OTHER LIABILITIES** | **0** | **100** | **0** | |
| 68 | RESERVES | 0 | 0 | 0 | 0 |
| 69 | OTHERS LIABILITIES | 0 | 0 | 0 | 0 |
| **44** | **EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY** | **(302,025)** | | **100 (269,438)** | **100** |
| 70 | ACCUMULATED INCOME DUE TO MONETARY | (33,353) | (11) | (79,901) | (30) |
| 71 | INCOME FROM NON-MONETARY POSITION | (268,672) | (89) | (189,537) | (70) |

STOCK EXCHANGE CODE: VALLE QUARTER: 4 YEAR: 2001

JUGOS DEL VALLE, S.A DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

| REFS | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR Amount | QUARTER OF FINANCIAL Amount |
|---|---|---|---|
| 72 | WORKING CAPITAL | 476,685 | 383,530 |
| 73 | PENSIONS FUND AND SENIORITY | 1,646 | 1,694 |
| 74 | EXECUTIVES (*) | 30 | 24 |
| 75 | EMPLOYERS (*) | 1,815 | 1,941 |
| 76 | WORKERS (*) | 2,221 | 2,223 |
| 77 | CIRCULATION SHARES (*) | 58,322,508 | 58,151,709 |
| 78 | REPURCHASED SHARES (*) | 513,201 | 684,000 |

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

# MEXICAN STOCK EXCHANGE
## SIFIC / ICS

STOCK EXCHANGE CODE: VALLE
JUGOS DEL VALLE, S.A DE C.V.

QUARTER: 4 YEAR 2001

### CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO DECEMBER 31 OF 2001 AND 2000
(Thousands of Pesos)

Final Printing

| REF R | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR | | QUARTER OF PREVIOUS FINANCIAL YEAR | |
|---|---|---|---|---|---|
| | | Amount | % | Amount | % |
| 1 | **NET SALES** | **3,529,128** | **100** | **3,087,705** | **100** |
| 2 | COST OF SALES | 1,862,253 | 53 | 1,715,358 | 56 |
| 3 | **GROSS INCOME** | **1,666,875** | **47** | **1,372,347** | **44** |
| 4 | OPERATING | 1,477,952 | 42 | 1,362,290 | 44 |
| 5 | **OPERATING** | **188,923** | **5** | **10,057** | **0** |
| 6 | TOTAL FINANCING | 31,181 | 1 | 96,965 | 3 |
| 7 | **INCOME AFTER FINANCING COST** | **157,742** | **4** | **(86,908)** | **(3)** |
| 8 | OTHER FINANCIAL OPERATIONS | 128,631 | 4 | 101,502 | 3 |
| 9 | **INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING** | **29,111** | **1** | **(188,410)** | **(6)** |
| 10 | RESERVE FOR TAXES AND WORKERS' PROFIT SHARING | 32,230 | 1 | (1,386) | 0 |
| 11 | **NET INCOME AFTER TAXES AND WORKERS' SHARING** | **(3,119)** | **0** | **(187,024)** | **(6)** |
| 12 | SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES | 0 | 0 | 7,200 | 0 |
| 13 | **CONSOLIDATED NET INCOME OF** | **(3,119)** | **0** | **(179,824)** | **(6)** |
| 14 | INCOME OF DISCONTINUOUS OPERATIONS | 9,651 | 0 | 55,087 | 2 |
| 15 | **CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS** | **(12,770)** | **0** | **(234,911)** | **(8)** |
| 16 | EXTRAORDINARY ITEMS NET EXPENSES | 11,233 | 0 | (619,808) | (20) |
| 17 | NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES | 0 | 0 | 0 | 0 |
| 18 | **NET CONSOLIDATED INCOME** | **(24,003)** | **(1)** | **384,897** | **12** |
| 19 | NET INCOME OF MINORITY INTEREST | (2,982) | | (10,649) | 0 |
| 20 | **NET INCOME OF MAJORITY INTEREST** | **(21,021)** | **(1)** | **395,546** | **13** |

# MEXICAN STOCK EXCHANGE
## SIFIC / ICS

STOCK EXCHANGE CODE: **VALLE** QUARTER: **4** YEAR: **2001**

**JUGOS DEL VALLE, S.A DE C.V.**

**CONSOLIDATED EARNING STATEMENT**
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

**Final Printing**

| REF R | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR Amount | % | QUARTER OF PREVIOUS FINANCIAL Amount | % |
|---|---|---|---|---|---|
| **1** | **NET SALES** | **3,529,128** | **100** | **3,087,705** | **100** |
| 21 | DOMESTIC | 2,963,999 | 84 | 2,620,057 | 85 |
| 22 | FOREIGN | 565,129 | 16 | 467,648 | 15 |
| 23 | TRANSLATED INTO DOLLARS (***) | 58,835 | 2 | 46,656 | 2 |
| **6** | **TOTAL FINANCING COST** | **31,181** | **100** | **96,965** | **100** |
| 24 | INTEREST PAID | 99,581 | 319 | 156,471 | 161 |
| 25 | EXCHANGE LOSSES | 9,032 | 29 | 31,686 | 33 |
| 26 | INTEREST EARNED | 44,079 | 141 | 11,291 | 12 |
| 27 | EXCHANGE PROFITS | 0 | 0 | 0 | 0 |
| 28 | GAIN DUE TO MONETARY POSITION | (33,353) | (107) | (79,901) | (82) |
| **8** | **OTHER FINANCIAL OPERATIONS** | **128,631** | **100** | **101,502** | **100** |
| 29 | OTHER NET EXPENSES (INCOME) NET | 128,631 | 100 | 101,502 | 100 |
| 30 | (PROFIT) LOSS ON SALE OF OWN SHARES | 0 | 0 | 0 | 0 |
| 31 | (PROFIT) LOSS ON SALE OF SHORT-TERM | 0 | 0 | 0 | 0 |
| **10** | **RESERVE FOR TAXES AND WORKERS' PROFIT SHARING** | **32,230** | | **100** **(1,386)** | **00** |
| 32 | INCOME TAX | 21,440 | 67 | 15,040 | 1,085 |
| 33 | DEFERED INCOME TAX | 9,226 | 29 | (17,720) | (1,278) |
| 34 | WORKERS' PROFIT SHARING | 1,564 | 5 | 1,294 | 93 |
| 35 | DEFERED WORKERS' PROFIT SHARING | 0 | 0 | 0 | 0 |

(***) THOUSANDS OF DOLLARS

# MEXICAN STOCK EXCHANGE
## SIFIC / ICS

STOCK EXCHANGE CODE: VALLE
QUARTER: 4 YEAR: 2001

**JUGOS DEL VALLE, S.A DE C.V.**

**CONSOLIDATED EARNING STATEMENT**
OTHER CONCEPTS
(Thousands of Pesos)

**Final Printing**

| REF R | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR Amount | QUARTER OF PREVIOUS FINANCIAL YEAR Amount |
|---|---|---|---|
| 36 | TOTAL SALES | 4,787,295 | 4,191,275 |
| 37 | NET INCOME OF THE YEAR | | |
| 38 | NET SALES (**) | 3,529,128 | 3,087,705 |
| 39 | OPERATION INCOME (**) | 188,923 | 10,057 |
| 40 | NET INCOME OF MAYORITY INTEREST(**) | (21,021) | 395,546 |
| 41 | NET CONSOLIDATED INCOME (**) | (24,003) | 384,897 |

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

STOCK EXCHANGE CODE: VALLE
**JUGOS DEL VALLE, S.A DE C.V.**

QUARTER: 4 YEAR: 2001

**CONSOLIDATED FINANCIAL STATEMENT**
FROM JANUARY THE 1st TO DECEMBER 31 OF 2001 AND 2000
(Thousands of Pesos)

**Final Printing**

| REF C | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR Amount | QUARTER OF PREVIOUS FINANCIAL YEAR Amount |
|---|---|---|---|
| 1 | **CONSOLIDATED NET** | **(24,003)** | **384,897** |
| 2 | +(-) ITEMS ADDED TO INCOME WHICH DO REQUIRE USING CASH | 143,698 | (465,330) |
| 3 | **CASH FLOW FROM NET INCOME OF THE YEAR** | **119,695** | **(80,433)** |
| 4 | CASH FLOW FROM CHANGE IN WORKING CAPITAL | 413,921 | 179,218 |
| 5 | **CASH GENERATED (USED) IN OPERATING ACTIVITIES** | **533,616** | **98,785** |
| 6 | CASH FLOW FROM EXTERNAL FINANCING | (104,468) | (9,247) |
| 7 | CASH FLOW FROM INTERNAL FINANCING | 1,074 | 2,458 |
| 8 | **CASH FLOW GENERATED (USED) BY FINANCING** | **(103,394)** | **(6,789)** |
| 9 | **CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES** | **(127,957)** | **(94,359)** |
| 10 | NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS | 302,265 | (2,363) |
| 11 | CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD | 37,743 | 40,105 |
| 12 | CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD | 340,008 | 37,742 |

STOCK EXCHANGE CODE: VALLE QUARTER: 4 YEAR: 2001

**JUGOS DEL VALLE, S.A DE C.V.**

CONSOLIDATED **FINANCIAL STATEMENT**
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

**Final Printing**

| REF C | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR Amount | QUARTER OF PREVIOUS FINANCIAL YEAR Amount |
|---|---|---|---|
| 2 | **+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH** | **143,698** | **(465,330)** |
| 13 | DEPRECIATION AND AMORTIZATION FOR THE | 142,738 | 156,884 |
| 14 | + (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS | 0 | 11,866 |
| 15 | + (-) NET LOSS (PROFIT) IN MONEY | 0 | 0 |
| 16 | + (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION | 0 | 0 |
| 17 | + (-) OTHER ITEMS | 960 | (634,080) |
| 4 | **CASH FLOW FROM CHANGE IN WORKING CAPITAL** | **413,921** | **179,218** |
| 18 | + (-) DECREASE (INCREASE) IN ACCOUNT | (65,190) | (78,961) |
| 19 | + (-) DECREASE (INCREASE) IN INVENTORIES | (7,231) | 43,448 |
| 20 | + (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE | 706,474 | (893,527) |
| 21 | + (-) INCREASE (DECREASE) IN SUPPLIER | (92,185) | 202,909 |
| 22 | + (-) INCREASE (DECREASE) IN OTHER | (127,947) | 905,349 |
| 6 | **CASH FLOW FROM EXTERNAL FINANCING** | **(104,468)** | **(9,247)** |
| 23 | + SHORT-TERM BANK AND STOCK MARKET | (178,541) | (140,049) |
| 24 | + LONG-TERM BANK AND STOCK MARKET | 71,681 | 132,394 |
| 25 | + DIVIDEND RECEIVED | 0 | 0 |
| 26 | + OTHER FINANCING | 2,392 | (1,592) |
| 27 | (-) BANK FINANCING AMORTIZATION | 0 | 0 |
| 28 | (-) STOCK MARKET AMORTIZATION | 0 | 0 |
| 29 | (-) OTHER FINANCING AMORTIZATION | 0 | 0 |
| 7 | **CASH FLOW FROM INTERNAL FINANCING** | **1,074** | **2,458** |
| 30 | + (-) INCREASE (DECREASE) IN CAPITAL | 1,074 | 0 |
| 31 | (-) DIVIDENS PAID | 0 | 0 |
| 32 | + PREMIUM ON SALE OF SHARES | 0 | 2,458 |
| 33 | + CONTRIBUTION FOR FUTURE CAPITAL | 0 | 0 |
| 9 | **CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES** | **(127,957)** | **(94,359)** |
| 34 | + (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE | 0 | 0 |
| 35 | (-) ACQUISITION OF PROPERTY, PLANT AND | (139,339) | (135,689) |
| 36 | (-) INCREASE IN CONSTRUCTIONS IN | 0 | 0 |
| 37 | + SALE OF OTHER PERMANENT | 0 | 0 |
| 38 | + SALE OF TANGIBLE FIXED ASSETS | 11,516 | 65,223 |
| 39 | + (-) OTHER ITEMS | (134) | (23,893) |

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: VALLE
JUGOS DEL VALLE, S.A DE C.V.

QUARTER: 4 2001

**RATIOS**
**CONSOLIDATED**

Final Printing

| REF P | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR | | QUARTER OF PREVIOUS FINANCIAL YEAR | |
|---|---|---|---|---|---|
| | **YIELD** | | | | |
| 1 | NET INCOME TO NET SALES | (0.68) | % | 12.47 | % |
| 2 | NET INCOME TO STOCK HOLDERS' EQUITY (**) | (1.47) | % | 26.61 | % |
| 3 | NET INCOME TO TOTAL ASSETS (**) | (0.77) | % | 8.92 | % |
| 4 | CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME | 0.00 | % | 0.00 | % |
| 5 | INCOME DUE TO MONETARY POSITION TO NET INCOME | (138.95) | % | 20.76 | % |
| | **ACTIVITY** | | | | |
| 6 | NET SALES TO NET ASSETS (**) | 1.13 | times | 0.72 | times |
| 7 | NET SALES TO FIXED ASSETS (**) | 2.37 | times | 2.07 | times |
| 8 | INVENTORIES ROTATION (**) | 5.16 | times | 4.91 | times |
| 9 | ACCOUNTS RECEIVABLE IN DAYS OF SALES | 42 | days | 42 | days |
| 10 | PAID INTEREST TO TOTAL LIABILITIES WITH COST (**) | 12.94 | % | 17.86 | % |
| | **LEVERAGE** | | | | |
| 11 | TOTAL LIABILITIES TO TOTAL ASSETS | 53.79 | % | 65.39 | % |
| 12 | TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY | 1.16 | times | 1.89 | times |
| 13 | FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES | 51.68 | % | 27.46 | % |
| 14 | LONG-TERM LIABILITIES TO FIXED ASSETS | 30.71 | % | 24.22 | % |
| 15 | *OPERATING INCOME TO INTEREST PAID* | 1.90 | times | 0.06 | times |
| 16 | NET SALES TO TOTAL LIABILITIES (**) | 2.11 | times | 1.09 | times |
| | **LIQUIDITY** | | | | |
| 17 | CURRENT ASSETS TO CURRENT LIABILITIES | 1.53 | times | 1.18 | times |
| 18 | CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES | 1.13 | times | 1.02 | times |
| 19 | CURRENTS ASSETS TO TOTAL LIABILITIES | 0.83 | times | 0.89 | times |
| 20 | AVAILABLE ASSETS TO CURRENT LIABILITIES | 37.51 | % | 1.76 | % |
| | **CASH FLOW** | | | | |
| 21 | CASH FLOW FROM NET INCOME TO NET SALES | 3.39 | % | (2.60) | % |
| 22 | CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES | 11.73 | % | 5.80 | % |
| 23 | CASH GENERATED (USED) IN OPERATING TO INTEREST PAID | 5.36 | times | 0.63 | times |
| 24 | EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING | 101.04 | % | 136.21 | % |
| 25 | INTERNAL FINANCING TO CASH GENERATED IN FINANCING | (1.04) | % | (36.21) | % |
| 26 | ACQUISITION OF PROPERTY, PLANT AND TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES | 108.90 | % | 143.80 | |

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: VALLE
JUGOS DEL VALLE, S.A DE C.V.

QUARTER: 4 YEAR: 2001

**DATA PER SHARE**
**CONSOLIDATED FINANCIAL STATEMENT**

Final Printing

| REF D | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR Amount | | QUARTER OF PREVIOUS FINANCIAL YEAR Amount | |
|---|---|---|---|---|---|
| 1 | BASIC PROFIT PER ORDINARY SHARE (**) | $ (0.36) | | $ 6.33 | |
| 2 | BASIC PROFIT PER PREFERENT SHARE (**) | $ 0.00 | | $ 0.00 | |
| 3 | DILUTED PROFIT PER ORDINARY SHARE (**) | $ 0.00 | | $ 0.00 | |
| 4 | CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**) | $ (0.36) | | $ 6.33 | |
| 5 | EFFECT OF DISCONTINUOUS OPERATING CONTINUOUS OPERATING PROFIT PER SHARE (**) | $ 0.17 | | $ 0.91 | |
| 6 | EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**) | $ 0.19 | | $ (10.19) | |
| 7 | EFFECT BY CHANGES IN ACCOUNTING POLICIES CONTINUOUS OPERATING PROFIT PER SHARE (**) | $ 0.00 | | $ 0.00 | |
| 8 | CARRYING VALUE PER SHARE | $ 24.58 | | $ 25.56 | |
| 9 | CASH DIVIDEND ACUMULATED PER SHARE | $ 0.00 | | $ 0.00 | |
| 10 | DIVIDEND IN SHARES PER SHARE | 0.00 | shares | 0.00 | shares |
| 11 | MARKET PRICE TO CARRYING VALUE | 0.44 | times | 0.16 | times |
| 12 | MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**) | (30.06) | times | 0.63 | times |
| 13 | MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**) | 0.00 | times | 0.00 | times |

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

**GENERAL DIRECTOR'S REPORT (1)**

**(General Director's view and analysis of the Financial Situation and Results of the Company's Operation)**

**ANNEX 1**



The consolidated accumulated sales volume of Jugos del Valle at the closing of 2001 continues showing significant growth. The volume of 96.4 million unit boxes represented a growth of 24.3% in respect to 2000.

Sales in the domestic market were 80.1 million unit boxes, representing an increase of 20.6% on invoiced volume in respect to the same quarter of the previous year, highlighting the growth of juices and nectars segments, and the carbonated drinks division which was of 25.4% and 28.5% respectively.

Regarding exports, the growth in sales was of 46.7% in respect to the previous year, it is important to highlight the growth of 91.5% of the Brazilian sales, and the exports to Venezuela of 111.5%.

Domestic net income increased 13.1% in respect to last year, highlighting the growth of 25.7% of juices and nectars and 34.4% of the carbonated drinks division.

Net income in the international market grew 20.8%, highlighting the growth of 53.1% of sales in Brazil in respect to the income of 2000. In terms of dollars, the growth of this area was 26.1%. The income in Brazilian Reales increased 94.9% over the same period of the previous year.

The participation of new products in the total income obtained during the year was of 15.9%, while the incomes of the international area represented 16.0% of the Company's total income.

The consolidated gross profit generated by Grupo Valle during the year in the amount of $ 1,666.9 million represents an increase of 21.5%, and the percentage of net sales represents 47.2% of gross margin, showing an increase of 2.8 percentage points, derived from the implemented savings programs such as, the closing of the San Luis Potosí and Puerto Rico plants and the synergies achieved by the Corporate negotiations of the Company's main expenses.

Operating expenses of the fiscal year expressed as the percentage of net sales represented 41.9%, showing a decrease of 2.2 percentage points as a result of the plans implemented for reducing structural and fixed expenses. In real terms, the operating expenses show a growth of 8.5% in respect to 2000, derived from major variable expenses of sales and distribution associated with the growth of invoiced volume of 24.3%, as well as an increase of the investment for publicity and promotion expenses.

In relation to the previous quarter, the operating expenses grew $43.7 million (12.2%), these were totally derived from the major investments in publicity and promotion of our brands, half of this growth corresponds to the Brazil operation.

The Company's accumulated operating results for the period January-December shows a very important change in respect to the previous year, achieving an operating profit of $188.9 million versus $10.1 million for the year 2000, this represents 5.4% in relation to net income, which shows an increase of 5.1 percentage points.

The consolidated UAFIR generated by Grupo Valle during the quarter, in the amount of $331.5 million, shows an increase of $164.6 million (98.6%) to that of the same quarter of the previous year and represents 9.4% over net sales, this shows an increase of 4 percentage points to that obtained in 2000.

The total financing cost of $ 31.2 million represented 0.9% on net sales versus 3.1% of the previous year, representing a reduction of $65.8 million in real terms, due mainly to the decrease interest expenses derived from the payment of bank liabilities and interest rates, as well as to the stock exchange investments.

During the January-December 2001 period, the Company has incurred in a series of non recurring extraordinary expenses derived from its restructuring processes (integration of new businesses, the beneficial use of operating synergies, restructuring of the bank loans, etc.), shown in the items of other expenses (other financial operations) that affect the quarter's net results. These actions gave continuity to the corporate restructuring process and the elimination of non profitable operations, thus initiating 2002 with a reduced structure in operating expenses.

The income tax provisions include an effect of $9.2 million of deferred taxes as a result of the application of Bulletin D-4.

The net result for Discontinued Operations is in the amount of $9.6 million for Provisions for Indemnity payments, due to the closing and transfer of the production of Florida7 to our plant in Tepotzotlán, Estado de Mexico, and the cost of closing the Puerto Rico plant.

Derived from the aforementioned factors, the net results before Extraordinary Items generated a loss of $12.8 million, representing 0.4% over net sales, showing an increase in $222.1 million in real terms versus the loss of the previous year.

An unfavorable Extraordinary Item in the amount of $11.2 million was originated mainly by payments of Workers' Profit Sharing of previous years as well as Indemnity payments due to restructuring processes.

Due to the aforementioned facts, Grupo Valle has an unfavorable Majority Net Result of $21.0 million, representing 0.6% over net sales.

In reference to the Company's financial situation, there are favorable financial indicators versus the closing of 2000. The Company has an accounts receivable policy of 42 days, the rotation of inventory was increased from 4.91 to 5.16, and net sales to fixed assets increased from 2.07 to 2.37 times.

The payment of interests (Ebitda to net interest) in the last twelve months increased from 1.15 to 6 times, and the percentage represented by paid interest in relation to the total cost of liabilities, decreased from 17.86% to 12.94%.

Liquidity increased from 1.18 to 1.53 times, and the Group's bank loans were restructured when these short term liabilities changed from 60% to 45%.

In reference to the fourth quarter, the Group's net income in the amount of $895.0 million showed an increase of 23.0% in respect to the same quarter of the previous year; this percentage was higher than the year's average, of this average, 18.2% corresponds to the growth of the domestic market and 47.0% to the international market, highlighting the growth of 41.2% in the domestic juices and nectars segment and an increase of 88.6% in the Brazilian operations.

**GENERAL DIRECTOR'S REPORT (1)**

**(General Director's view and analysis of the Financial Situation and Results of the Company's Operation)**

**ANNEX 1**



The gross profit of 45.2% achieved in the fourth quarter represents an increase of 3.2 percentage points in reference to the same period of the previous year, and shows a growth of 32.2% in real terms.

During this fourth quarter, the Company decided to aggressively support the development of its brands in the domestic market as well as Brazil, increasing its investment of publicity and promotion expenses in the amount of $43.9 million (103%), this amount surpasses the usual expenses. This investment was reflected as a growth operating expenses versus the same quarter of 2000, thus affecting the operating profits.

During this quarter, without considering the effect of extraordinary expenses, the operating result was of $46.9 million and the UAFIR increased to $82.4 million, representing 5.2% and 9.2% over net income respectively.

In conclusion, Grupo Valle has considerably improved the gross margins of its products and continues its reduction and control of fixed expense programs, implementing the operating synergies derived from its recent acquisitions, initiating during this year the consolidation of its new domestic businesses and their positive contribution, which will permit to continue showing sustained growth in the Company's operating profits.

On the other hand, the international operation has also improved its participation in the generation of the Group's operating profits, notwithstanding the general decrease of its profitability margins in the international market, due to the depreciation of the exchange rate. It is important to highlight Brazil's participation because it practically duplicated its invoiced volume in respect to the previous year, generating a healthy business atmosphere, and thus initiating its positive contribution to the Company's operating results.

This new business platform achieved from the consolidation of its recent acquisitions which were initiated this year, will undoubtedly contribute to the Company's profitability and value.

Lic. Roberto Albarrán Campillo
General Director

**NOTAS COMPLEMENTARIAS A LA INFORMACION FINANCIERA**
**ANEXO 2**



**NOTA 1:** **PRINCIPALES POLÍTICAS CONTABLES Y FINANCIERAS**

Las políticas de contabilidad más importantes utilizadas por las Compañías para la preparación de sus estados financieros, se resumen a continuación:

a) Comparabilidad- Los aspectos más importantes que afectan la comparabilidad de los estados financieros son:

- Nuevo Boletín D-4. En mayo de 1999, el Instituto Mexicano de Contadores Públicos emitió el nuevo Boletín D-4. "Tratamiento contable del Impuesto sobre la Renta, del impuesto al activo y de la participación de los trabajadores en la utilidad" (D-4), cuya aplicación es obligatoria a partir del 1° de enero del año 2000. Conforme al D-4, las provisiones para el impuesto sobre la renta y participación de los trabajadores en las utilidades se registran en los resultados del año en que se causan, y se reconocen los efectos diferidos originados por diferencias temporales.

b) Reconocimiento de los efectos de la inflación-

- Los estados financieros han sido preparados de acuerdo con las disposiciones del boletín B-10 y sus adecuaciones, (Reconocimiento de los efectos de la inflación en la información financiera), emitidos por el Instituto Mexicano de Contadores Públicos, A.C., por tal motivo, los importes mostrados en los estados financieros están expresados en miles de pesos de poder adquisitivo al 31 de Diciembre de 2001, para lo cual se aplicaron los factores derivados del Indice Nacional de Precios al Consumidor (INPC), publicados por el Banco de México.

- El capital social y las utilidades acumuladas incluyen los efectos de actualización, mismos que se determinaron aplicando factores derivados del INPC desde la fecha de aportación o de generación de utilidades. Esta actualización representa la reserva necesaria para mantener en pesos de valor constante las aportaciones de los accionistas y los resultados acumulados.

- El exceso en la actualización del capital corresponde básicamente a la utilidad acumulada por tenencia de activos no monetarios, lo que representa la diferencia entre el valor de los activos no monetarios actualizados mediante costos especificos y el determinado utilizando factores derivados del INPC. A partir de 1998, se incluyen los efectos de conversión de entidades extranjeras de acuerdo a las disposiciones del boletín B-15, emitido por el Instituto Mexicano de Contadores Públicos, A.C.

- El resultado por posición monetaria representa el efecto que ha producido la inflación sobre los activos y pasivos monetarios. La tenencia de estos activos produce una pérdida y los pasivos una utilidad.

- El costo integral de financiamiento se determina agrupando los intereses devengados a cargo y a favor, las utilidades y pérdidas cambiarias y el resultado por posición monetaria.

c) Conversión de estados financieros de Subsidiarias extranjeras-

Para consolidar los estados financieros de Subsidiarias extranjeras, se convierten en moneda nacional aplicando el Boletín B-15, "transacciones en moneda extranjera y conversión de estados financieros de operaciones extranjeras" emitido por el Instituto Mexicano de Contadores Públicos, A.C.



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Al 31 de Diciembre de 2001 se aplicaron los siguientes métodos:

1. Por las Compañías Jugos del Valle USA, Inc. y Subsidiaria, ubicada en USA y Jugos del Valle España, S.L. ubicada en la ciudad de Madrid España, cuyas operaciones son una parte integral de Jugos del Valle, S.A. de C.V. fueron valuadas a través del método de Operación Extranjera Integrada, las diferencias en cambios que se originaron en la conversión de sus estados financieros se presentan en los resultados del ejercicio formando parte del costo (ingreso) integral de financiamiento. Para la conversión, se utilizan los tipos de cambio que se señalan a continuación, cuyas cifras se actualizan y reexpresan en pesos de poder adquisitivo del cierre del ejercicio.

   - Activos y pasivos monetarios.- Al tipo de cambio de la fecha del balance general.
   - Activos no monetarios y capital social.- Al tipo de cambio histórico de la fecha en que se realizaron las operaciones y las aportaciones.
   - Ingresos y gastos.- Al tipo de cambio ponderado del periodo.

2. Holdinbras Participacoes, LTDA y Subsidiaria Sucos del Valle Do Brasil, LTDA es una empresa que opera financiera y operativamente en forma independiente de Jugos del Valle, S.A. de C.V., por lo que fue valuada a través del método de Entidad Extranjera, por consiguiente las diferencias en cambios que se originan en la conversión de sus estados financieros, se presentan en el capital contable en el rubro de efectos de conversión de entidades extranjeras. A continuación se presentan los tipos de cambio que se utilizaron para la conversión, una vez que los estados financieros de las Subsidiarias se actualizan y reexpresan en moneda de poder adquisitivo del cierre del ejercicio del país en que operan de conformidad con el quinto documento de adecuaciones del Boletín B-10.

   - Activos y pasivos monetarios y no monetarios.- Al tipo de cambio de cierre a la fecha del balance general.
   - Capital social.- Al tipo de cambio de la fecha en que se efectuaron las aportaciones.
   - Utilidades (pérdidas) acumuladas.- Al tipo de cambio de cierre del ejercicio en que se obtuvieron.

d) Inventarios y costo de ventas-

- Los inventarios están valuados a costo de reposición, que no exceden su valor neto de realización.

- El costo de ventas se encuentra actualizado a pesos constantes con base a costos de reposición.

e) Propiedades, planta y equipo-

- Se registran al costo de adquisición y se actualizan aplicando el método de ajustes por cambios en el nivel general de precios, mediante la aplicación de factores derivados del INPC. De conformidad con el quinto documento de adecuaciones al Boletín B-10, los costos de adquisición que se consideraron para actualizar los activos fijos adquiridos hasta el 31 de diciembre de 1996, fueron los que se reportaron a esa fecha con base a los valores netos de reposición de acuerdo con avalúos de peritos independientes.

- La depreciación se calcula aplicando el método de línea recta, con base a las vidas útiles remanentes de los activos,



(1) LAS NOTAS COMPLEMENTARIAS A LA INFORMACIÓN FINANCIERA TRIMESTRAL DEBERÁN PRESENTARSE DE ACUERDO AL INSTRUCTIVO FINANCIERO (GUIA PARA LA PRESENTACIÓN DE INFORMACIÓN FINANCIERA DE EMISORAS INDUSTRIALES, COMERCIALES Y DE SERVICIOS).

determinados por perito valuador independiente.

f) Gastos de instalación, diferidos, patentes y marcas-

- Se registran al costo de adquisición y se actualizan utilizando factores derivados del INPC.
- La amortización se calcula aplicando el método de línea recta, considerando el valor actualizado a las tasas máximas autorizadas por la Ley del Impuesto Sobre la Renta.

g) Inversión en subsidiarias-

- El exceso del costo sobre el valor neto en libros de Subsidiarias, generado por la adquisición de Compañias Subsidiarias, se amortiza en un plazo de 15 años a partir de la fecha de adquisición y se actualizan utilizando factores derivado del INPC.

h) Inversiones temporales-

- Valuadas al costo de adquisición, más rendimientos devengados, el cual no excede a su valor de mercado.

i) Utilidad (pérdida) básica por acción ordinaria-

- La utilidad (pérdida) básica por acción ordinaria, está determinada con base en el promedio ponderado de acciones ordinarias en circulación durante los periodos comprendidos de enero a diciembre de 2001 y 2000

j) Obligaciones de carácter laboral-

- Las primas de antigüedad y el plan de retiro voluntario, se reconocen como costos durante los años de servicio del personal. Los costos se calculan por actuarios independientes, con base en el método de crédito unitario proyectado utilizando tasas de descuentos netos.
- Los demás pagos basados en antigüedad a que pueden tener derecho los trabajadores en caso de separación o muerte, de acuerdo con la Ley Federal del Trabajo, se registran en los resultados del año en que son exigibles.

k) Impuesto sobre la renta y participación de los trabajadores en las utilidades-

- A partir del 1°. enero de 2000, la Compañía aplicó los lineamientos establecidos en el nuevo Boletín D-4 "Tratamiento contable del impuesto sobre la renta, del impuesto al activo y de la participación de los trabajadores en la utilidad", emitido por el Instituto Mexicano de Contadores Públicos

l) Transacciones y valuación de saldos en moneda extranjera-



(1) LAS NOTAS COMPLEMENTARIAS A LA INFORMACIÓN FINANCIERA TRIMESTRAL DEBERÁN PRESENTARSE DE ACUERDO AL INSTRUCTIVO FINANCIERO (GUIA PARA LA PRESENTACIÓN DE INFORMACIÓN FINANCIERA DE EMISORAS INDUSTRIALES, COMERCIALES Y DE SERVICIOS).

- Las transacciones en moneda extranjera, se registran al tipo de cambio vigente a la fecha en que éstas se realizan. Los activos y pasivos se actualizan al tipo de cambio vigente a la fecha del balance general, reconociéndose en los resultados del ejercicio el efecto de las fluctuaciones cambiarias.

m) Reserva para Recompra de Acciones-

- De conformidad con la Ley del Mercado de Valores, la Compañía constituyó una reserva de capital proveniente de las utilidades acumuladas, denominada Reserva para Recompra de Acciones, con el objeto de fortalecer la oferta y la demanda de sus acciones en el Mercado de Valores. Las acciones que con motivo de la adquisición temporal sean retiradas del mercado, serán consideradas como acciones en tesorería. En caso de que dichas acciones no sean colocadas nuevamente entre el gran público inversionista dentro de un período de un año, deberán ser canceladas reduciendo el capital social.

n) Uso de estimaciones -

- La preparación de los estados financieros de conformidad con principios de contabilidad generalmente aceptados, requiere que la administración efectúe estimaciones y presunciones que afectan las cifras reportadas de activos y pasivos; así como revelar los activos y pasivos contingentes a la fecha de los estados financieros. Los resultados que sean obtenidos podrían diferir de dichas estimaciones.

o) Efectivo-

- A partir del 1 de enero de 2001 se encuentra en vigor el Boletín C-1 "Efectivo" emitido por el Instituto Mexicano de Contadores Públicos, A.C. que establece las reglas de valuación, presentación y revelación del efectivo y sus equivalentes. Asimismo, las disposiciones normativas contenidas en el Boletín de referencia se han aplicado en la preparación de los estados financieros al 31 de Diciembre de 2001 y 2000, y corresponden a las prácticas contables seguidas por la Compañia con anterioridad al pronunciamiento contable de referencia.

p) Instrumentos financieros-

- A partir del 1 de enero de 2001 se encuentra en vigor el Boletín C-2 "Instrumentos Financieros" emitido por el Instituto Mexicano de Contadores Públicos, A.C. que establece las reglas de valuación, presentación y revelación en la información financiera que deben seguir los emisores o inversionistas de instrumentos financieros. Los estados financieros al 30 de Septiembre de 2001 y 2000, observan las disposiciones normativas de dicho pronunciamiento, sin embargo la Compañía ha seguido la práctica de no realizar operaciones con instrumentos financieros derivados con carácter especulativo.

q) Resultado Integral de Financiamiento

- Comprenden los intereses devengados, la fluctuación cambiaria y la pérdida por posición monetaria, que se origina al mantener activos y pasivos monetarios, cuyo poder adquisitivo real se modifica por los efectos de la inflación.



(1) LAS NOTAS COMPLEMENTARIAS A LA INFORMACIÓN FINANCIERA TRIMESTRAL DEBERÁN PRESENTARSE DE ACUERDO AL INSTRUCTIVO FINANCIERO (GUIA PARA LA PRESENTACIÓN DE INFORMACIÓN FINANCIERA DE EMISORAS INDUSTRIALES, COMERCIALES Y DE SERVICIOS).

## NOTA 3 : CRÉDITOS BURSÁTILES

Al 31 de Diciembre de 2001, la empresa no tenía contratados Créditos Bursátiles

## NOTA 4 : COMPROMISOS Y CONTINGENCIAS

Al 31 de Diciembre de 2001, se tienen los siguientes compromisos y contingencias:

1. Jugos del Valle, S.A. de C.V. esta avalando un crédito refaccionario a su subsidiaria Sucos del Valle Do Brasil, LTDA por un monto de $13,373,000 Reales con vencimiento al 5 de Enero de 2006, el crédito fue contratado a un plazo de 6 años, incluyendo un año de gracia a una tasa preferencial denominada TJLP, más un spread de 5 puntos.

2. Con fecha 12 septiembre de 2001, la compañía Jugos del Valle, S.A. de C.V., estableció un Programa de Europapel Comercial, por un monto de US $50,000,000 de dólares con un plazo de 90 a 360 días, habiendo emitido a la fecha una primera serie de US $16,000,000 de dólares a un plazo de 181 días.

3. Grupo Embotellador del Valle, S.A. de C.V. (Subsidiaria de Promotora Jugos del Valle, S.A. de C.V.) tiene diversas contingencias laborales y federales provenientes del ejercicio de 1998 y ejercicios anteriores, a esta fecha no es posible determinar de manera exacta el valor de las contingencias de referencia, así mismo el tiempo que tomará agotar todas las instancias administrativas y judiciales a las que se encuentran sujetas. Sin embargo, tales contingencias han sido reconocidas por la Familia Guajardo (antiguos dueños) y asumen cualquier responsabilidad de pago derivada de cualquier reclamación o litigio, este acuerdo fue firmado el 3 de enero de 2001. A la fecha no se han firmado aún las garantías respectivas, aun cuando de modo informal, se ha desarrollado (a través de diversas gestiones) un sistema de garantías entre la Familia Guajardo y la Compañía.

4. Florida7, S.A. de C.V. tiene un compromiso de renta del inmueble ubicado en Calzada México - Xochimilco # 288, con vigencia definida hasta el 31 de diciembre de 2001, con rentas mensuales de US $35,000 dólares. Asimismo, se tiene la obligación de desalojar el inmueble el 31 de diciembre de 2001, el incumplimiento le obligaría a pagar una renta mensual de $ 105,000 dólares más IVA. El contrato de arrendamiento se extendió de común acuerdo hasta el 30 de junio de 2002, con una renta mensual US $63,250.



(1) LAS NOTAS COMPLEMENTARIAS A LA INFORMACIÓN FINANCIERA TRIMESTRAL DEBERÁN PRESENTARSE DE ACUERDO AL INSTRUCTIVO FINANCIERO (GUIA PARA LA PRESENTACIÓN DE INFORMACIÓN FINANCIERA DE EMISORAS INDUSTRIALES, COMERCIALES Y DE SERVICIOS).

## NOTA 5: CAPITAL CONTABLE

| CAPITAL CONTABLE | NOMINAL | ACTUALIZACION | TOTAL |
|---|---|---|---|
| CAPITAL SOCIAL | 57,714 | 292,968 | 350,682 |
| PRIMA EN COLOCACION DE ACCIONES | 73,774 | 177,552 | 251,326 |
| UTILIDAD(PERDIDA) ACUMULADA | 783,576 | 292,490 | 1,076,066 |
| RESULTADOS ACUMULADOS | 772,294 | 274,345 | 1,046,639 |
| RESERVA LEGAL | 11,282 | 18,145 | 29,427 |
| | 783,576 | 292,490 | 1,076,066 |
| RESERVA PARA ADQUISICION DE ACCIONES | 22,074 | 56,544 | 78,618 |
| EXCESO O INSUFICIENCIA EN LA ACT DEL CAPITAL | 14,754 | 36,361 | 51,115 |
| EFECTO ACUMULADO DE IMPUESTOS DIFERIDOS | (309,971) | (43,169) | (353,140) |
| | (295,217) | (6,808) | (302,025) |
| RESULTADO DEL EJERCICIO | (21,879) | 858 | (21,021) |
| **TOTAL** | 620,042 | 813,604 | 1,433,646 |
| PARTICIPACION MINORITARIA : | 5,879 | 225 | 6,104 |
| TOTAL CAPITAL CONTABLE CONSOLIDADO : | 625,921 | 813,829 | 1,439,750 |



(1) LAS NOTAS COMPLEMENTARIAS A LA INFORMACIÓN FINANCIERA TRIMESTRAL DEBERÁN PRESENTARSE DE ACUERDO AL INSTRUCTIVO FINANCIERO (GUIA PARA LA PRESENTACIÓN DE INFORMACIÓN FINANCIERA DE EMISORAS INDUSTRIALES, COMERCIALES Y DE SERVICIOS).

**NOTA 08 : IMPUESTOS DIFERIDOS**

El resultado contable difiere del resultado fiscal debido principalmente al efecto de diferencias permanentes, básicamente en partidas incluidas en el estado de resultados para reflejar los efectos de la inflación y diferencias temporales (no representativas), que afectan contable y fiscalmente en diversos ejercicios.

De acuerdo con la legislación fiscal vigente, las empresas deben pagar el impuesto que resulte mayor entre el ISR y el IMPAC. Ambos impuestos reconocen los efectos de la inflación, aunque en forma diferente de los Principios de Contabilidad Generalmente Aceptados. La Ley del IMPAC establece un impuesto del 1.8% sobre los activos actualizados, inventarios, propiedades, planta y equipo, deducidos de algunos pasivos.

a) La determinación del impuesto sobre la renta diferido se realizó a través del método de activos y pasivos que comparan los valores contables y fiscales de los mismos, de esta comparación resultan diferencias temporales a las que se les aplican las tasas fiscales correspondientes. La participación de los trabajadores en la utilidad diferida se determina por las diferencias temporales resultantes de la comparación de las partidas del estado de resultados con la integración de la base gravable para efectos legales.

El impuesto al activo diferido corresponde al monto compensable que ha sido pagado en exceso sobre el impuesto sobre la renta causado y que podrá ser sujeto a devolución o compensación conforme a las disposiciones fiscales vigentes y se presenta disminuyendo al pasivo por impuesto sobre la renta diferido.



(1) LAS NOTAS COMPLEMENTARIAS A LA INFORMACIÓN FINANCIERA TRIMESTRAL DEBERÁN PRESENTARSE DE ACUERDO AL INSTRUCTIVO FINANCIERO (GUIA PARA LA PRESENTACIÓN DE INFORMACIÓN FINANCIERA DE EMISORAS INDUSTRIALES, COMERCIALES Y DE SERVICIOS).

**NOTAS COMPLEMENTARIAS A LA INFORMACION FINANCIERA**
**ANEXO 2**



**NOTA 12 : RESULTADOS NETOS MENSUALES**

**JUGOS DEL VALLE, S.A. DE C.V.**

| | Resultados Netos ACUMULADOS | | Resultados Netos del EJERCICIO MENSUAL | | Resultados Netos EJER. ACUMULADO | I N D I C E | |
|---|---|---|---|---|---|---|---|
| **MES** | **NOMINAL** | **ACTUALIZADO** | **NOMINAL** | **ACTUALIZADO** | **ACTUALIZADO** | **DE ORIGEN** | **AL CIERRE** |
| ENE '01 | 1,105,170 | 1,116,221 | 4,949 | 5,086 | 5,086 | 338.462 | 351.418 |
| FEB '01 | 1,105,564 | 1,115,289 | (1,978) | (2,755) | 2,331 | 338.238 | 351.418 |
| MZO '01 | 1,105,145 | 1,117,525 | 17,107 | 17,312 | 19,642 | 340.381 | 351.418 |
| ABR. '01 | 1,105,145 | 1,124,267 | 9,405 | 10,222 | 29,865 | 342.098 | 351.418 |
| MAY. '01 | 1,104,950 | 1,126,504 | 6,774 | 7,293 | 37,157 | 342.883 | 351.418 |
| JUN. '01 | 1,105,592 | 1,128,913 | (7,122) | (7,339) | 29,819 | 343.694 | 351.418 |
| JUL. '01 | 1,105,675 | 1,131,870 | (37,518) | (38,720) | (8,901) | 342.801 | 351.418 |
| AGT. '01 | 1,106,036 | 1,131,458 | (1,448) | (1,676) | (10,577) | 344.832 | 351.418 |
| SEP. '01 | 1,106,036 | 1,143,624 | 16,588 | 16,749 | 6,172 | 348.042 | 351.418 |
| OCT. '01 | 1,106,036 | 1,149,928 | (8,858) | (14,086) | (7,914) | 349.615 | 351.418 |
| NOV. '01 | 1,106,036 | 1,154,905 | 8,761 | 8,773 | 859 | 350.932 | 351.418 |
| DIC. '01 | 1,106,036 | 1,154,684 | (21,879) | (21,879) | (21,021) | 351.418 | 351.418 |



(1) LAS NOTAS COMPLEMENTARIAS A LA INFORMACIÓN FINANCIERA TRIMESTRAL DEBERÁN PRESENTARSE DE ACUERDO AL INSTRUCTIVO FINANCIERO (GUIA PARA LA PRESENTACIÓN DE INFORMACIÓN FINANCIERA DE EMISORAS INDUSTRIALES, COMERCIALES Y DE SERVICIOS).

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **VALLE** QUARTER: **4** YEAR: **2001**
**JUGOS DEL VALLE, S.A DE C.V.**

**RELATIONS OF SHARES INVESTMENTS**

**ANNEX 3**

**CONSOLIDATED**
**Final Printing**

| COMPANY NAME (1) | | MAIN ACTIVITIES | NUMBER OF SHARES | WNERSHI (2) | TOTAL AMOUNT (Thousands of Pesos) | |
|---|---|---|---|---|---|---|
| | | | | | CQUISITION COST | PRESENT VALUE (3) |
| **SUBSIDIARIES** | | | | | | |
| 1 | INDUSTRIAS ALIMENTICIAS DE ZACATECAS,S.A. DE C.V. | ARRENDAMIENTO DE MUEBLES E INMUEBLES | 1,145,996 | 99.99 | 11,460 | 87,244 |
| 2 | ASESORES Y PROMOTORES DEL MERCADO, S.A. DE C.V. | PREST DE SERV DE DISTRIB Y VTA DE PROD. | 449,996 | 99.99 | 450 | 5,161 |
| 3 | COMERCIALIZADORA VALVITA, S.A. DE C.V. | FAB VENTA DE SALSA DE TOMATE | 6,354,202 | 99.99 | 20,316 | 22,126 |
| 4 | INMOBILIARIA JUVASA, S.A. DE C.V. | COMPRA-VENTA DE OPERAC DE MUEBLES E INM | 49 | 98.00 | 49 | 49 |
| 5 | JUGOS DEL VALLE USA, INC Y SUBSIDIARIA | COMPRA Y VTA DE JUGOS Y NECT DE FRUTA | 19,960 | 99.99 | 15,824 | (6,508) |
| 6 | HOLDINBRAS PARTICIPACOES, LTDA Y SUBSIDIARIA | FAB, COMPRA VTA DE JUGOS Y NECT DE FRUT | 52,669,678 | 99.99 | 287,416 | 51,081 |
| 7 | PROMOTORA JUGOS DEL VALLE, S.A. DE C.V. Y SUBS | PROD. VTA Y DIST. DE BEB CARB. | 153,383 | 100.00 | 152,574 | 54,066 |
| 8 | JUGOS DEL VALLE ESPAÑA, S.L | COMPRA Y VTA DE JUGOS Y NECT DE FRUTA | 2,533 | 99.99 | 693 | (1,284) |
| 9 | CODEMEXICO, S.A. DE C.V. | FABRICACION DE LACTO BASILOS | 10,297,274 | 75.33 | 10,297 | 4,732 |
| 10 | FLORIDA 7, S.A. DE C.V. | FAB, CPRA VTA DE JGOS, NECT Y BEB FRUT | 28,435,642 | 99.99 | 141,638 | 64,608 |
| 11 | GRUPO ALIMENTOS MEXICANOS,S.A. DE C.V. | PREST. DE SERV. ADMON Y FINANC. | 100,000 | 66.67 | 100 | 587 |
| **TOTAL INVESTMENT IN SUBSIDIARIES** | | | | | **640,817** | **281,862** |
| **OTHER PERMANENT INVESTMENTS** | | | | | | **0** |
| **TOTAL** | | | | | | **281,862** |

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: VALLE
JUGOS DEL VALLE, S.A DE C.V.

QUARTER: 4 YEAR: 2001

**PROPERTY, PLANT AND EQUIPMENT**
**(Thousands of Pesos)**

**ANNEX 4**

**CONSOLIDATED**
**Final Printing**

| CONCEPT | ACQUISITION COST | ACCUMULATED DEPRECIATION | CARRYING VALUE | REVALUATION | DEPRECIATION ON REVALUATION | CARRYING VALUE (-) REVALUATION (-) DEPRECIATION |
|---|---|---|---|---|---|---|
| **DEPRECIATION ASSETS** | | | | | | |
| PROPERTY | 32,949 | 6,278 | 26,671 | 54,091 | 10,231 | 70,531 |
| MACHINERY | 529,439 | 136,898 | 392,541 | 934,912 | 266,901 | 1,060,552 |
| TRANSPORT EQUIPMENT | 107,328 | 53,152 | 54,176 | 71,559 | 32,978 | 92,757 |
| OFFICE EQUIPMENT | 18,709 | 6,326 | 12,383 | 19,076 | 11,769 | 19,690 |
| COMPUTER EQUIPMENT | 74,181 | 55,902 | 18,279 | 56,190 | 17,659 | 56,810 |
| OTHER | 55,235 | 14,373 | 40,862 | 98,326 | 35,963 | 103,225 |
| **DEPRECIABLES TOTAL** | **817,841** | **272,929** | **544,912** | **1,234,154** | **375,501** | **1,403,565** |
| **NOT DEPRECIATION ASSETS** | | | | | | |
| GROUNDS | 4,829 | 0 | 4,829 | 11,572 | 0 | 16,401 |
| CONSTRUCTIONS IN PROCESS | 43,864 | 0 | 43,864 | 23,457 | 0 | 67,321 |
| OTHER | 0 | 0 | 0 | 0 | 0 | 0 |
| **NOT DEPRECIABLE TOTAL** | **48,693** | **0** | **48,693** | **35,029** | **0** | **83,722** |
| **TOTAL** | **866,534** | **272,929** | **593,605** | **1,269,183** | **375,501** | **1,487,287** |

STOCK EXCHANGE CODE: **VALLE**
**JUGOS DEL VALLE, S.A DE C.V.**

**MEXICAN STOCK EXCHANGE**
**ANNEX 05**
**CREDITS BREAK DOWN**
(THOUSANDS OF PESOS)

QUARTER: **4** YEAR: **2001**

Final Printing
CONSOLIDATED

| Credit Type / Institution | Amortization Date | Rate of Interest | Denominated In Pesos | | Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval | | | | | | Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | Until 1 Year | More Than 1 Year | Current Year | Until 1 Year | Until 2 Years | Until 3 Years | Until 4 Years | Until 5 Years | Current Year | Until 1 Year | Until 2 Years | Until 3 Years | Until 4 Years | Until 5 Years |
| **BANKS** | | | | | | | | | | | | | | | | |
| **UNSECURED DEBT** | | | | | | | | | | | | | | | | |
| BITAL | 29/01/2002 | 10.86 | 7,887 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| BAJIO | 04/01/2002 | 11.65 | 30,000 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| SANTANDER | 31/01/2002 | 11.93 | 20,000 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| ITAU-BNDS EXIM | 15/03/2004 | 8.50 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 8,389 | 0 | 0 | 0 |
| **OTHER FINANCIAL ENTITIES** | | | | | | | | | | | | | | | | |
| SIMPLE | | | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| QUADRUM | 30/12/2002 | 9.79 | 5,714 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| IXE BANCO | 30/07/2003 | 10.29 | 16,000 | 9,333 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| P.N.C. BANK | 02/05/2003 | 2.93 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 648 | 325 | 0 | 0 | 0 |
| RABOBANK | 18/05/2004 | 2.60 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 2,278 | 2,278 | 1,139 | 0 | 0 |
| BANAMEX | 12/06/2007 | 5.35 | 0 | 0 | 0 | 15,239 | 15,237 | 15,237 | 15,237 | 22,856 | 0 | 0 | 0 | 0 | 0 | 0 |
| REFACCIONARIO | | | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| BNDES | 15/01/2006 | 11.00 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 10,451 | 10,451 | 10,451 | 10,451 | 15,203 |
| ITAU-BNDS FINAME | 15/08/2006 | 9.50 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 208 | 0 | 0 | 0 |
| ARRENDAMIENTO FINANCIEROS | | | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| MIFEL | 01/12/2002 | 11.95 | 3,170 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| MIFEL | 01/01/2003 | 11.95 | 181 | 17 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| MIFEL | 01/06/2003 | 11.95 | 2,926 | 1,708 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| MIFEL | 01/09/2003 | 11.95 | 251 | 226 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| MIFEL | 01/05/2003 | 11.45 | 4,914 | 2,335 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| MIFEL | 01/09/2004 | 11.45 | 258 | 548 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| MIFEL | 01/09/2004 | 11.45 | 623 | 1,320 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| MIFEL | 01/12/2004 | 11.45 | 232 | 561 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| MIFEL | 01/12/2004 | 11.45 | 287 | 692 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| MIFEL | 01/12/2004 | 11.45 | 153 | 369 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| MIFEL | 01/12/2004 | 11.45 | 37 | 89 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| MIFEL | 01/12/2004 | 11.45 | 613 | 1,477 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| MIFEL | 01/12/2004 | 11.45 | 136 | 327 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |

STOCK EXCHANGE CODE: **VALLE**
**JUGOS DEL VALLE, S.A DE C.V.**

**MEXICAN STOCK EXCHANGE**
**ANNEX 05**
**CREDITS BREAK DOWN**
(THOUSANDS OF PESOS)

QUARTER: **4** YEAR: **2001**

Final Printing
CONSOLIDATED

| Credit Type / Institution | Amortization Date | Rate of Interest | Denominated In Pesos | | Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval | | | | | | Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | Until 1 Year | More Than 1 Year | Current Year | Until 1 Year | Until 2 Years | Until 3 Years | Until 4 Years | Until 5 Years | Current Year | Until 1 Year | Until 2 Years | Until 3 Years | Until 4 Years | Until 5 Years |
| **BANKS** | | | | | | | | | | | | | | | | |
| VALMEX | 06/04/2004 | 11.75 | 621 | 1,458 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| VALMEX | 06/07/2004 | 11.75 | 69 | 179 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| VALMEX | 06/08/2004 | 11.75 | 115 | 230 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| VALMEX | 06/09/2004 | 11.75 | 130 | 360 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| VALMEX | 06/10/2004 | 11.75 | 168 | 501 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| VALMEX | 06/11/2004 | 11.75 | 42 | 126 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| PRENDARIO | | | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| SUDAMERIS | 13/03/2002 | 24.77 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 8,096 | 0 | 0 | 0 | 0 | 0 |
| BILBAO VIZCAYA | 28/01/2002 | 23.83 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 5,923 | 0 | 0 | 0 | 0 | 0 |
| BCN | 27/02/2002 | 26.40 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 7,898 | 0 | 0 | 0 | 0 | 0 |
| ABC | 01/04/2002 | 27.12 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 7,898 | 0 | 0 | 0 | 0 | 0 |
| ITAÚ | 10/04/2002 | 26.53 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 922 | 0 | 0 | 0 | 0 | 0 |
| SINDICADO | | | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| COMERICA | 31/05/2005 | 4.76 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 47,997 | 47,997 | 47,997 | 47,997 | 127,992 |
| CREDITO BURSATIL | | | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| LATIN WORLD | 12/03/2002 | 9.00 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 146,277 | 0 | 0 | 0 | 0 | 0 |
| **TOTAL BANKS** | | | **94,527** | **21,856** | **0** | **15,239** | **15,237** | **15,237** | **15,237** | **22,856** | **177,014** | **61,374** | **69,648** | **59,587** | **58,448** | **143,195** |
| **PROVEEDORES** | | | | | | | | | | | | | | | | |
| MATERIALES | | | 205,019 | 0 | 52,606 | 0 | 0 | 0 | 0 | 0 | 53,135 | 0 | 0 | 0 | 0 | 0 |
| REFACCIONES | | | 0 | 0 | 57,846 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| ACTIVO FIJO | | | 0 | 0 | 740 | 0 | 0 | 0 | 0 | 0 | 848 | 0 | 0 | 0 | 0 | 0 |
| FLETEROS | | | 69,039 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 237 | 0 | 0 | 0 | 0 | 0 |
| **TOTAL SUPPLIERS** | | | **274,058** | **0** | **111,192** | **0** | **0** | **0** | **0** | **0** | **54,220** | **0** | **0** | **0** | **0** | **0** |
| DIVERSAS PROVISIONES | | | 67,945 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 12,079 | 0 | 33 | 0 | 0 | 35,477 |
| **OTHER CURRENT LIABILITIES AND OTHER CREDITS** | | | **67,945** | **0** | **0** | **0** | **0** | **0** | **0** | **0** | **12,079** | **0** | **33** | **0** | **0** | **35,477** |

# MEXICAN STOCK EXCHANGE
## ANNEX 05
## CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

Final Printing
CONSOLIDATED

| Credit Type / Institution | Amortization Date | Rate of Interest | Denominated In Pesos | | Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) | | | | | | Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | Time Interval | | | | | | Time Interval | | | | | |
| | | | Until 1 Year | More Than 1 Year | Current Year | Until 1 Year | Until 2 Years | Until 3 Years | Until 4 Years | Until 5 Years | Current Year | Until 1 Year | Until 2 Years | Until 3 Years | Until 4 Years | Until 5 Years |
| ***OTHER CURRENT LIABILITIES AND OTHER CREDITS*** | | | | | | | | | | | | | | | | |
| | | | 436,530 | 21,856 | 111,192 | 15,239 | 15,237 | 15,237 | 15,237 | 22,856 | 243,313 | 61,374 | 69,681 | 59,587 | 58,448 | 178,672 |

**NOTES**

EL TIPO DE CAMBIO OFICIAL ES DE $ 9.1423

STOCK EXCHANGE CODE: **VALLE** QUARTER: **4** YEAR: **2001**

**JUGOS DEL VALLE, S.A DE C.V.**

**TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE**
**(Thousands of Pesos)**

**ANNEX 6** **CONSOLIDATED**
**Final Printing**

| TRADE BALANCE | DOLARS (1) | | OTHER CURRENCIES | | TOTAL |
|---|---|---|---|---|---|
| | THOUSANDS OF DOLARS | THOUSANDS OF PESOS | THOUSANDS OF DOLARS | THOUSANDS OF PESOS | THOUSANDS OF PESOS |
| **1. INCOME** | | | | | |
| EXPORTS | 24,096 | 228,911 | 32,931 | 319,541 | 548,452 |
| OTHER | 1,808 | 16,676 | 0 | 0 | 16,676 |
| **TOTAL** | **25,904** | **245,587** | **32,931** | **319,541** | **565,128** |
| **2. EXPENDITURE** | | | | | |
| IMPORT (RAW MATERIALS) | 19,188 | 181,621 | 0 | 0 | 181,621 |
| INVESTMENTS | 972 | 9,727 | 0 | 0 | 9,727 |
| OTHER | 309 | 3,015 | 70 | 667 | 3,682 |
| **TOTAL** | **20,469** | **194,363** | **70** | **667** | **195,030** |
| **NET BALANCE** | **5,435** | **51,224** | **32,861** | **318,874** | **370,098** |
| **FOREING MONETARY POSITION** | | | | | |
| **TOTAL ASSETS** | **26,042** | **238,085** | 0 | 0 | **238,085** |
| **LIABILITIES POSITION** | **89,367** | **866,073** | | | **866,073** |
| SHORT TERM LIABILITIES POSITION | 41,791 | 431,118 | 0 | 0 | 431,118 |
| LONG TERM LIABILITIES POSITION | 47,576 | 434,955 | 0 | 0 | 434,955 |
| **NET BALANCE** | **(63,325)** | **(627,988)** | | | **(627,988)** |

STOCK EXCHANGE CODE: **VALLE** QUARTER: **4** YEAR: **2001**

**JUGOS DEL VALLE, S.A DE C.V.**

**TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE**
**(Thousands of Pesos)**



**ANNEX 6** **CONSOLIDATED**

**Final Printing**

**NOTES**

LOS TIPOS DE CAMBIO QUE SE UTILIZARON FUERON:

MONEDA-REALES (TIPO DE CAMBIO A DOLARES) .43197
MONEDA-PESETAS (TIPO DE CAMBIO A DOLARES) .00532
TIPO DE CAMBIO OFICIAL EN DOLARES ES DE $ 9.1423

# MEXICAN STOCK EXCHANGE
## SIFIC / ICS

STOCK EXCHANGE CODE: **VALLE** QUARTER: **4** YEAR: **2001**

**JUGOS DEL VALLE, S.A DE C.V.**

**INTEGRATION AND INCOME**
**CALCULATION BY MONETARY POSITION (1)**
**(Thousands of Pesos)**

**ANNEX 7**

**CONSOLIDATED**
**Final Printing**

| MONTH | MONETARY ASSETS | MONETARY LIABILITIES | (ASSET) LIABILITIES MONETARY POSITION | MONTHLY INFLATION | MONTHLY (PROFIT) AND LOSS |
|---|---|---|---|---|---|
| JANUARY | 2,209,338 | 2,613,546 | 404,208 | 0.55 | 2,223 |
| FEBRUARY | 1,213,127 | 1,631,279 | 418,152 | 0.07 | (293) |
| MARCH | 1,241,962 | 1,630,228 | 388,266 | 0.63 | 2,446 |
| APRIL | 1,203,831 | 1,658,700 | 454,869 | 0.50 | 2,274 |
| MAY | 1,084,489 | 1,524,094 | 439,605 | 0.23 | 1,011 |
| JUNE | 1,138,053 | 1,578,824 | 440,771 | 0.24 | 1,058 |
| JULY | 1,120,972 | 1,568,576 | 447,604 | 0.26 | (1,164) |
| AUGUST | 1,098,551 | 1,615,483 | 516,932 | 0.59 | 3,050 |
| SEPTEMBER | 1,088,404 | 1,559,635 | 471,231 | 0.93 | 4,382 |
| OCTOBER | 1,301,904 | 1,740,722 | 438,818 | 0.45 | 1,975 |
| NOVEMBER | 1,258,762 | 1,694,684 | 435,922 | 0.38 | 1,657 |
| DECEMBER | 1,288,442 | 1,733,881 | 445,439 | 0.14 | 624 |
| ACTUALIZATION: | 0 | 0 | 0 | 0.00 | 361 |
| CAPITALIZATION: | 0 | 0 | 0 | 0.00 | 0 |
| FOREIGN CORP.: | 0 | 0 | 0 | 0.00 | 13,749 |
| OTHER | 0 | 0 | 0 | 0.00 | 0 |
| **TOTAL** | | | | | **33,353** |

**NOTES**

CIAS. EXTRANJERAS:

JUGOS DEL VALLE USA, INC.
HOLDINBRAS PARTICIPACOES, LTDA.
JUGOS DEL VALLE ESPAÑA, S.L.

STOCK EXCHANGE CODE: QUARTER: YEAR:

**JUGOS DEL VALLE, S.A DE C.V.**

**BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)**

**ANNEX 8**

**CONSOLIDATED**
**Final Printing**

STOCK EXCHANGE CODE: **VALLE**
**JUGOS DEL VALLE, S.A DE C.V.**

QUARTER: **4** YEAR: **2001**

## PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

**ANNEX 9**

**CONSOLIDATED**
**Final Printing**

| PLANT OR CENTER | ECONOMIC ACTIVITY | PLANT CAPACITY (1) | UTILIZATION (%) |
|---|---|---|---|
| PLANTA TEPOTZOTLAN | FAB. Y VTA DE JUGOS, NECT.Y BEBIDAS DE FRUTA | 73,121 | 66 |
| PLANTA ZACATECAS | FAB. DE PULPAS Y CONCENTRADOS DE FRUTA | 7,942 | 89 |
| PLANTA TIJUANA | FAB Y VENTA DE NARANJADAS | 13,154 | 35 |
| PLANTA ENSENADA | FAB Y VENTA DE SALSA DE TOMATE | 3,348 | 9 |
| PLANTA PUERTO RICO | FAB Y VENTA DE BEBIDAS DE FRUTAS | 445 | 40 |
| PLANTA BRASIL | FAB Y VENTA DE JUGOS Y NECTARES | 21,548 | 52 |
| PLANTA AZCAPOTZALCO | FAB Y VENTA DE BEBIDAS CARBONATADAS | 27,370 | 44 |
| PLANTA MONTERREY | FAB Y VENTA DE BEBIDAS CARBONATADAS | 17,251 | 28 |
| PLANTA TEPEJI DEL RIO | FAB Y VENTA DE PRODUCTOS LACTEOS | 256 | 48 |
| PLANTA FLORIDA 7 | FAB Y VENTAS DE JUGOS, NECTARES Y NARANJADAS | 16,382 | 47 |
| PLANTA ZACATECAS (PULPAS)* | FABRICACION DE PULPAS Y CONCENTRADOS DE FRUTA | 24,755 | 35 |
| PLANTA VERACRUZ (PULPAS)* | FABRICACION DE PULPAS Y CONCENTRADOS DE FRUTA | 3,567 | 42 |

**NOTES**

CAPACIDAD INSTALADA EN CAJAS ESTANDART DE 24 PZAS DE 8 OZ C/U
*CAPACIDAD EXPRESADA EN MILES DE KILOS DE PULPA CONCENTRADA

STOCK EXCHANGE CODE: **VALLE**
**JUGOS DEL VALLE, S.A DE C.V.**

QUARTER: **4** YEAR: **2001**

**MAIN RAW MATERIALS**

**ANNEX 10**

**CONSOLIDATED**
**Final Printing**

| DOMESTIC | MAIN SUPPLIERS | FOREIGN | MAIN SUPPLIERS | DOM. SUBST. | COST PRODUCTION (%) |
|---|---|---|---|---|---|
| PULPAS, JUGOS Y FRUTAS | CITROFRUT,CONFRUTTA ,VALLE RED | PULPAS | CONSERVERA PENZTKE | SI | 15.00 |
| | IND.ALIM. DE ZACATECAS | | CORP. ACONCAGUA | | |
| | | | JR. WOOD | | |
| AZUCAR | COPROBAMEX | | | SI | 3.50 |
| FRUCTUOSA | ALMEX, S.A. | | | SI | 5.60 |
| BOTELLAS | VIDRIERIA QUERETARO, S.A. | | | SI | 10.60 |
| | VIDRIERIA LOS REYES, S.A. | | | | |
| BOTES | FAMOSA Y VAN CAN | | | SI | 5.70 |
| TAPAS | FAMOSA, VAN CAN, A.P.S.A. | | | SI | 7.40 |
| | WHITE CAP, COMBIBLOC, PORTOLA | | | | |
| PAPEL | TETRAPAK | PAPEL | COMBIBLOC, TETRAPAK | SI | 8.70 |
| | | POLIETILENO ALTA DENSIDAD | CHEMTEX | SI | 2.20 |
| OTROS | | | | | 17.30 |

**NOTES**

STOCK EXCHANGE CODE: **VALLE**
**JUGOS DEL VALLE, S.A DE C.V.**

QUARTER: **4** YEAR: **2001**

**SELLS DISTRIBUTION BY PRODUCT**

**ANNEX 11**

**DOMESTIC SELLS**

**CONSOLIDATED**
**Final Printing**

| MAIN PRODUCTS | TOTAL PRODUCTION | | NET SELLS | | MARKET SHARE (%) | MAIN | |
|---|---|---|---|---|---|---|---|
| | VOLUME | AMOUNT | VOLUME | AMOUNT | | TRADEMARKS | COSTUMERS |
| JUGOS Y NECTARES | 49,540 | 1,156,463 | 32,560 | 1,611,127 | 35.30 | VALLE REDONDO | ALM. AURRERA |
| | | | | | | BOTELLIN | GIGANTE, S.A. |
| | | | | | | FRUTSI | |
| BEBIDAS DE FRUTA | 14,402 | 202,220 | 15,265 | 569,941 | 26.60 | BEBERE | COMERCIAL MEXICANA |
| | | | | | | TROPICANA | GRATEL DISTRIBUCION |
| NARANJADAS | 15,282 | 195,352 | 15,256 | 319,843 | 14.70 | BARRILITOS | CADENA COM OXXO |
| REFRESCOS | 16,724 | 183,185 | 16,510 | 373,289 | | VALLE FRUT | CASA LEY |
| VALVITA | 308 | 14,603 | 438 | 24,080 | | VAL VITA | TIENDA ISSTE |
| KULTAI | 122 | 9,013 | 119 | 11,524 | | KULTAI | NUEVA WAL MART DE M |
| | | | | | | | GRATEL QUERETARO |
| PULPAS (KILOS) | 10,570 | 71,132 | 655 | 1,247 | | FLORIDA 7 | MULLINS |
| | | | | | | | WAL MART DE MEXICO |
| | | | | | | | GRUPO CIFRA |
| OTROS | | | | 52,948 | | | |
| **TOTAL** | | 1,831,968 | | 2,963,999 | | | |

STOCK EXCHANGE CODE: **VALLE**
**JUGOS DEL VALLE, S.A DE C.V.**

QUARTER: **4** YEAR: **2001**

**SELLS DISTRIBUTION BY PRODUCT**

**ANNEX 11**

**FOREIGN SELLS**



| MAIN PRODUCTS | TOTAL PRODUCTION | | NET SELLS | | DESTINATION | MAIN | |
|---|---|---|---|---|---|---|---|
| | VOLUME | AMOUNT | VOLUME | AMOUNT | | TRADEMARKS | COSTUMERS |
| JUGOS Y NECTARES | | | 10,504 | 319,431 | BRASIL | VALLE REDONDO | AROUCAR R. VENDING |
| JUGOS Y NECTARES | | | 1,868 | 85,906 | USA | VALLE REDONDO | GOURMET AWARDS |
| REFRESCOS | | | 674 | 24,219 | USA | VALLE REDONDO | GOURMET AWARDS |
| JUGOS Y NECTARES | | | 189 | 8,356 | PUERTO RICO | VALLE REDONDO | GENERAL/KRESTO |
| BEBIDAS DE FRUTAS | | | 159 | 8,320 | PUERTO RICO | VALLE REDONDO | GENERAL/KRESTO |
| JUGOS Y NECTARES | | | 2 | 110 | ESPAÑA | VALLE REDONDO | JUGOS DEL VALLE ESP |
| JUGOS Y NECTARES | | | 15 | 490 | SURINAM | VALLE REDONDO | KING´S ENTERPRISES |
| JUGOS Y NECTARES | | | 52 | 1,670 | COSTA RICA | VALLE REDONDO | MERCANTIL DE ALIMEN |
| JUGOS Y NECTARES | | | 120 | 3,717 | EL SALVADOR | VALLE REDONDO | IND. CRISTAL DE CEN |
| JUGOS Y NECTARES | | | 22 | 793 | CUBA | VALLE REDONDO | C.I. NEGINTER COLOM |
| JUGOS Y NECTARES | | | 15 | 583 | ISLAS CANARIAS | VALLE REDONDO | SOTABAC SOCORRO T |
| JUGOS Y NECTARES | | | 1,382 | 58,578 | VENEZUELA | VALLE REDONDO | ALIMENTOS CALIFORN |
| JUGOS Y NECTARES | | | 39 | 1,489 | CANADA | VALLE REDONDO | QUE PASA MEXICAN FO |
| JUGOS Y NECTARES | | | 7 | 317 | CHILE | VALLE REDONDO | VELARDE HERMANOS |
| JUGOS Y NECTARES | | | 48 | 1,683 | PANAMA | VALLE REDONDO | CALOX PANAMEÑA |
| JUGOS Y NECTARES | | | 60 | 1,945 | TRINIDAD Y TOBAGO | VALLE REDONDO | FINELINE DISTRIBUTO |
| JUGOS Y NECTARES | | | 176 | 7,013 | JAMAICA | VALLE REDONDO | CARI MED LIMITED |
| JUGOS Y NECTARES | | | 39 | 1,220 | BELICE | VALLE REDONDO | MAJIL MEXICAN PRODU |
| JUGOS Y NECTARES | | | 62 | 2,932 | JAPON | VALLE REDONDO | ECO BUSSIES, LTD/ME |
| BEBIDAS DE FRUTA | | | 768 | 28,226 | ECUADOR, ARUBA, PR. | VALLE REDONDO | VARIOS |
| PULPAS | | | 534 | 5,964 | USA | | AGRA INTERNACIONAL |
| PULPAS | | | 97 | 1,125 | ISRAEL | | MEDIJUICE LIMITED C |
| PULPAS | | | 35 | 1,042 | SALVADOR, COLOMBIA | | LACTO LIFE, E.U. |
| **TOTAL** | | | | 565,129 | | | |

**NOTES**

EL VOLUMEN DE LAS VENTAS DE JUGOS Y NECTARES SE ENCUENTRA EXPRESADA EN CAJAS ESTANDAR Y LAS PULPAS SE ENCUENTRAN EXPRESADAS EN KILOGRAMOS.

## ANNEX 12

## CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

### NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31st OF : 2000 — 743,627

Number of shares Outstanding at the Date of the NFEA: ( Units ) — 58,151,709

☐ ARE THE FIGURES FISCALLY AUDITED? ☐ ARE THE FIGURES FISCALLY

### DIVIDENDS COLLECTED IN THE PERIOD

| QUARTER | SERIES | NUMBER OF SHARES OUTSTANDING | DATE OF SETLEMENT | AMOUNT |
|---|---|---|---|---|
| 0 | 0 | 0.00 | | 0.00 |

### DETERMINATION OF THE NFEA OF THE PRESENT YEAR

NFE FROM THE PERIOD FROM JUNUARY 1 TO 31 OF DICIEMBRE OF 2001

| | |
|---|---|
| FISCAL EARNINGS | 0 |
| - DETERMINED INCOME | 0 |
| + DEDUCTED WORKER'S PROF | 0 |
| - DETERMINED WORKER | 0 |
| - DETERMINED RFE | 0 |
| - NON DEDUCTABLES | 0 |
| NFE OF PERIOD : | 0 |

### BALANCE OF THE NFEA AT THE END OF THE PERIOD

(Present year Information)

NFEA BALANCE TO 31 OF DICIEMBRE OF 2001 — 2,577,817

Number of shares Outstanding at the Date of the NFEA: ( Units ) — 58,322,508

**ANNEX 12**

**CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)**

(Thousands of Pesos)

| MODIFICATION BY COMPLENTARY | |
|---|---|
| NFEA BALANCE TO DECEMBER 31st OF : **2001** | |
| *Number of shares Outstanding at the Date of the NFEA :* | 0 |
| (Units) | 0 |

**ANNEX 12 - A**

**CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)**

(Thousands of Pesos)

NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH ISDETERMINED

NFEAR BALANCE TO DECEMBER 31st OF: **2000** — 0

Number of Shares Outstanding at the Date of the NFEAR: ( Units ) — 58,151,709

[X] ARE FIGURES FISCALLY AUDITED?

[ ] ARE FIGURES FISCALLY CONSOLIDATED?

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM DE NFEAR

| QUARTER | SERIES | NUMBER OF SHARES OUTSTANDING | DATE OF SETTELMENT | AMOUNT |
|---|---|---|---|---|
| 0 | 0 | 0.00 | | 0.00 |

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

NFER FROM THE PERIOD TO 31 OF DICIEMBRE OF 2001

| | |
|---|---|
| FISCAL EARNINGS: | 0 |
| + DEDUCTED WORKER'S PROFIT SHAR | 0 |
| - DETERMINED INCOME TAX: | 0 |
| - NON-DEDUCTABLES | 0 |
| - (+) EARNINGS (LOSS) FROM FOREING OF PROFIT: | 0 |
| DETERMINATED RFE OF THE FISCAL YEAR | 0 |
| - INCOME TAX (DEFERED ISR): | |
| * FACTOR TO DETERMINE THE NFEAR: | 0 |
| NFER FROM THE PERIOD | 0 |

BALANCE OF THE NFEAR AT THE END OF THE PERIOD

NFEAR BALANCE TO : **31** OF DICIEMBRE OF 2001 — 0

Number of shares Outstanding at the Date of the NFEAR ( Units ) — 58,322,508

MODIFICATION BY COMPLEMENTARY

NFEAR BALANCE TO DECEMBER 31st OF: 2000 — 0

Number of shares Outstanding at the Date of the NFEAR ( Units ) — 0

STOCK EXCHANGE CODE: VALLE
JUGOS DEL VALLE, S.A DE C.V.

QUARTER: 4 YEAR 2001

CONSOLIDATED
Final Printing

**INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK**

**CHARACTERISTICS OF THE SHARES**

| SERIES | NOMINAL VALUE | VALID CUPON | NUMBER OF SHARES | | | | CAPITAL STOCK (Thousands of Pesos) | |
|---|---|---|---|---|---|---|---|---|
| | | | PORTION | PORTION | MEXICAN | SUSCRIPTION | FIXED | VARIABLE |
| B | | 0 | 58,322,508 | | | 58,322,508 | 57,714 | |
| **TOTAL** | | | **58,322,508** | **0** | **0** | **58,322,508** | **57,714** | **0** |

**TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE**
58,322,508
**SHARES PROPORTION BY :**

**CPO'S :**
**UNITS :**
**ADRS's :**
**GDRS's :**
**ADS's :**
**GDS's :**

**REPURCHASED OWN SHARES**

| SERIES | NUMBER OF SHARES | MARKET VALUE OF THE SHARE AT REPURCHASE | AT QUARTER |
|---|---|---|---|
| B | 513,201 | 4.15353 | 10.82000 |

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: VALLE
**JUGOS DEL VALLE, S.A DE C.V.**

QUARTER: 4 YEAR: 2001

**CONSOLIDATED**
**Final Printing**

**DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE**

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM 1 OF JANUARY TO 31 OF DECEMBER OF 2001 AND 2000 IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS THE RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR OF THE PREVIOUS YEAR.

**LIC. BLANCA ANGELICA HERNANDEZ CASTILLO**
**GERENTE DE ANALISIS E INT DE INF FINANCIERA**

**C.P. MARIO MERCADO VARGAS**
**DIRECTOR CORPORATIVO DE ADMON Y CONTRALORIA**

**TEPOTZOTLAN, MEX, AT FEBRUARY 27 OF 2002**

**CLAVE DE COTIZACION:** VALLE

FECHA: 27/02/2002 15:09

## DATOS GENERALES DE LA EMISORA

| | |
|---|---|
| RAZON SOCIAL: | JUGOS DEL VALLE, S.A DE C.V. |
| DOMICILIO: | AV. INSURGENTES NO. 30 |
| COLONIA: | BARRIO TEXCACOA |
| C. POSTAL: | 54600 |
| CIUDAD Y ESTADO: | TEPOTZOTLAN ,MEX |
| TELEFONO: | 5557-97-77 |
| FAX: | 5395-63-12 |
| E-MAIL: | mmercado@jvalle.com.mx |
| DIRECCION DE INTERNET | www.jvalle.com.mx |

**AUTOMATICO:** X

## DATOS FISCALES DE LA EMISORA

| | |
|---|---|
| RFC EMPRESA: | JVA780420DM3 |
| DOMICILIO | AV.INSURGENTES NO. 30 |
| COLONIA: | BARRIO TEXCACOA |
| C. POSTAL: | 54600 |
| CIUDAD Y ESTADO: | TEPOTZOTLAN ,MEX |

## RESPONSABLE DE PAGO

| | |
|---|---|
| NOMBRE: | C.P. JORGE HERNANDEZ TREJO |
| DOMICILIO: | AV. EJERCITO NACIONAL NO. 904 |
| COLONIA: | PALMAS POLANCO |
| C. POSTAL: | 11560 |
| CIUDAD Y ESTADO: | MEXICO ,D.F. |
| TELEFONO: | 5557-97-77 |
| FAX: | 5395-89-18 |

## DATOS DE LOS FUNCIONARIOS

| | |
|---|---|
| PUESTO BMV: | PRESIDENTE DEL CONSEJO DE ADMINISTRACION |
| PUESTO: | PRESIDENTE DEL CONSEJO DE ADMINISTRACION |
| NOMBRE: | ING MANUEL ALBARRAN MACOUZET |
| DOMICILIO: | AV. EJERCITO NACIONAL NO. 904 |
| COLONIA: | PALMAS POLANCO |
| C. POSTAL: | 11560 |
| CIUDAD Y ESTADO: | MEXICO D.F. |
| TELEFONO: | 5557-97-77 |
| FAX: | 5395-89-18 |
| E-MAIL: | mam2@jvalle.com.mx |

| | |
|---|---|
| PUESTO BMV: | DIRECTOR GENERAL |
| PUESTO: | DIRECTOR GENERAL |
| NOMBRE: | LIC. ROBERTO ALBARRAN CAMPILLO |
| DOMICILIO: | AV. EJERCITO NACIONAL NO. 904 |
| COLONIA: | PALMAS POLANCO |
| C. POSTAL: | 11560 |
| CIUDAD Y ESTADO: | MEXICO D.F. |

**CLAVE DE COTIZACION:** VALLE FECHA: 27/02/2002 15:09

| | |
|---|---|
| **TELEFONO:** | 5557-97-77 |
| **FAX:** | 5395-89-18 |
| **E-MAIL:** | ralbarran@jvalle.com.mx |

---

| | |
|---|---|
| **PUESTO BMV:** | DIRECTOR DE FINANZAS |
| **PUESTO:** | DIRECTOR CORPORATIVO DE FINANZAS Y CONTROL DE GESTION |
| **NOMBRE:** | C.P. ANDRES ARCADIO RODRIGUEZ HERRERA |
| **DOMICILIO:** | AV. EJERCITO NACIONAL NO. 904 |
| **COLONIA:** | PALMAS POLANCO |
| **C. POSTAL:** | 11560 |
| **CIUDAD Y ESTADO:** | MEXICO D.F. |
| **TELEFONO:** | 5757-97-77 |
| **FAX:** | 5395-89-18 |
| **E-MAIL:** | anrodriguez@jvalle.com.mx |

---

| | |
|---|---|
| **PUESTO BMV:** | RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL |
| **PUESTO:** | DIRECTOR CORPORATIVO DE ADMINISTRACION Y CONTRALORIA |
| **NOMBRE:** | C.P. MARIO MERCADO VARGAS |
| **DOMICILIO:** | AV. EJERCITO NACIONAL NO. 904 |
| **COLONIA:** | PALMAS POLANCO |
| **C. POSTAL:** | 11560 |
| **CIUDAD Y ESTADO:** | MEXICO D.F. |
| **TELEFONO:** | 5557-97-77 |
| **FAX:** | 5395-63-12 |
| **E-MAIL:** | mmercado@jvalle.com.mx |

---

| | |
|---|---|
| **PUESTO BMV:** | SEGUNDO RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL |
| **PUESTO:** | GERENTE DE ANALISIS E INTEGRACION DE INFORMACION FINANCIERA |
| **NOMBRE:** | LIC. BLANCA ANGELICA HERNANDEZ CASTILLO |
| **DOMICILIO:** | AV. INSURGENTES NO. 30 |
| **COLONIA:** | BARRIO TEXCACOA |
| **C. POSTAL:** | 54600 |
| **CIUDAD Y ESTADO:** | MEXICO D.F. |
| **TELEFONO:** | 5899-10-00 |
| **FAX:** | 5899-10-62 |
| **E-MAIL:** | bahernandez@jvalle.com.mx |

---

| | |
|---|---|
| **PUESTO BMV:** | RESPONSABLE DEL AREA JURIDICA |
| **PUESTO:** | GERENTE JURIDICO |
| **NOMBRE:** | LIC. LAURA VALTIERRA LEON |
| **DOMICILIO:** | AV. EJERCITO NACIONAL NO. 904 |
| **COLONIA:** | PALMAS POLANCO |
| **C. POSTAL:** | 11560 |
| **CIUDAD Y ESTADO:** | MEXICO D.F. |
| **TELEFONO:** | 5557-97-77 |
| **FAX:** | 5395-89-18 |
| **E-MAIL:** | lvaltierra@jvalle.com.mx |

---

| | |
|---|---|
| **PUESTO BMV:** | SECRETARIO DEL CONSEJO DE ADMINISTRACION |
| **PUESTO:** | SECRETARIO DEL CONSEJO DE ADMINISTRACION |
| **NOMBRE:** | LIC. ANTONIO FRANCK CABRERA |

**CLAVE DE COTIZACION:** VALLE FECHA: 27/02/2002 15:09

| | |
|---|---|
| **DOMICILIO:** | PASEO DE LAS PALMAS NO. 405 3ER. PISO |
| **COLONIA:** | COL. LOMAS DE CHAPULTEPEC |
| **C. POSTAL:** | 11000 |
| **CIUDAD Y ESTADO:** | MEXICO D.F. |
| **TELEFONO:** | 5540-92-05 |
| **FAX:** | 5540-92-00 |
| **E-MAIL:** | afranck@fgdr.com.mx |

| | |
|---|---|
| **PUESTO BMV:** | PROSECRETARIO DEL CONSEJO DE ADMINISTRACION |
| **PUESTO:** | ASESOR JURIDICO EXTERNO |
| **NOMBRE:** | LIC. CHRISTIAN LIPPERT HELGUERA |
| **DOMICILIO:** | TORRE OPTIMA AV. PASEO DE LAS PALMAS NO. 405 3ER PISO |
| **COLONIA:** | PALMAS DE CHAPULTEPEC |
| **C. POSTAL:** | 11000 |
| **CIUDAD Y ESTADO:** | MEXICO D.F. |
| **TELEFONO:** | 5540-92-33 |
| **FAX:** | 5540-92-02 |
| **E-MAIL:** | clippert@fgdr.com.mx |

| | |
|---|---|
| **PUESTO BMV:** | RESPONSABLE DE INFORMACION A INVERSIONISTAS |
| **PUESTO:** | VICEPRESIDENTE CORPORATIVO |
| **NOMBRE:** | LIC. EDUARDO MARINO LOPEZ |
| **DOMICILIO:** | AV. EJERCITO NACIONAL NO. 904 |
| **COLONIA:** | PALMAS POLANCO |
| **C. POSTAL:** | 11560 |
| **CIUDAD Y ESTADO:** | MEXICO D.F. |
| **TELEFONO:** | 5557-97-77 |
| **FAX:** | 5395-89-18 |
| **E-MAIL:** | emarino@jvalle.com.mx |

| | |
|---|---|
| **PUESTO BMV:** | ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET |
| **PUESTO:** | DIRECTOR CORPORATIVO DE ADMINISTRACION Y CONTRALORIA |
| **NOMBRE:** | C.P. MARIO MERCADO VARGAS |
| **DOMICILIO:** | AV. EJERCITO NACIONAL NO. 904 |
| **COLONIA:** | PALMAS POLANCO |
| **C. POSTAL:** | 11560 |
| **CIUDAD Y ESTADO:** | MEXICO D.F. |
| **TELEFONO:** | 5557-97-77 |
| **FAX:** | 5395-63-12 |
| **E-MAIL:** | mmercado@jvalle.com.mx |

| | |
|---|---|
| **PUESTO BMV:** | ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET |
| **PUESTO:** | RELACION CON INVERSIONISTAS |
| **NOMBRE:** | ING. ALFREDO HUERTA CHABOLLA |
| **DOMICILIO:** | AV. EJERCITO NACIONAL NO. 904 |
| **COLONIA:** | PALMAS POLANCO |
| **C. POSTAL:** | 11560 |
| **CIUDAD Y ESTADO:** | MEXICO D.F. |
| **TELEFONO:** | 5676-47-12 |
| **FAX:** | 5676-47-12 |
| **E-MAIL:** | ahuerta@jvalle.com.mx |